EXHIBIT 17.1

January 30, 2003

Via Federal Express
Mr. Gary Borglund
7809 S. Towncenter, Suite 378
Bloomington, Minnesota  55431

Via Federal Express
Mr. Richard Dunning
6880 Metropolitan Street
Colorado Springs, Colorado  80911

Via Federal Express
Mr. George Brenner, CPA
10680 W. Pico Boulevard, Suite 260
Los Angeles, California  90064

Via Federal Express
Mr. George S. Avery
9 Riverside Industrial Complex
Rome, Georgia  30161


Re:  Avery Sports Turf, Inc. ("ASTI")


Gentlemen:

     In July 2001, I was elected to a one-year term as a Director of ASTI. Accordingly, my term as a Director should have ended in July 2002, and I have not acted as a Director since that time.
Nevertheless, recent filings made by the company with the Securities
& Exchange Commission ("SEC") suggest that I am still a Director. I ask that you amend these filings to reflect that I have not been a Director since July 2002. If, despite the absence of a shareholders meeting extending my term beyond one year, I am still deemed to be a Director of the company, please accept my resignation, effective today.

     Among other reasons, my decision to not remain on the Board of Directors of ASIT is influenced by the fact that no Board meetings have been conducted, and thus I have not voted on any matters affecting ASTI. Moreover, I am concerned that several filings made with the SEC contain representations that I have "signed" various documents. In fact, I have signed no such documents, nor have any corporate or SEC documents been presented to me for review so that I might permit another person to execute such documents on my behalf.

     In addition, upon reviewing documents recently filed with SEC, I am not able to verify the accuracy of several representations contained therein. For instance, the Standard Manufacturing Agreement appears to contain terms and conditions at variance from the summary of such documents set forth elsewhere in the SEC filings.

     To the extent that applicable law requires ASTI's accountants or lawyers to review and verify the accuracy of statements made in ASTI's SEC filings, I ask that such review be conducted. If such review uncovers any inaccuracies, and applicable law requires the reporting of such inaccuracies to any state or federal agency, I request that such reports be made.

                              Very truly yours,

                              /s/ Brent Paschal
                              Brent Paschal